PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated November 12, 2021)	Registration No. 333-260835

903,072,352 Shares of Class A Common Stock

8,900,000 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 12, 2021 (the “Prospectus”), related to: (1) the issuance and sale by us of an aggregate of (i) 234,560,193 shares of our Class A common stock, par value $0.00001 per share (“Class A Common Stock”), issuable by us upon conversion of our Class B common stock, par value $0.00001 per share (“Class B Common Stock”), held by certain of our stockholders (the “Non-Affiliate Conversion Stock”), (ii) 425,722 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock held by individuals who terminated their employment with Aurora Innovation, Inc. prior to the closing of the business combination among Reinvent Technology Partners Y (“RTPY”), Aurora Innovation Holdings, Inc. (formerly Aurora Innovation, Inc.) and RTPY Merger Sub Inc. (the “Former Employee Options”) and (iii) 12,218,750 shares of Class A Common Stock issuable upon the exercise of 12,218,750 warrants, exercisable on December 3, 2021, at a price of $11.50 per share (the “Public Warrants”), (2) the issuance and resale of (i) 246,547,784 shares of Class A Common Stock issuable by us upon conversion of the Class B Common Stock held by certain of our stockholders the (“Affiliate Conversion Stock”), (ii) 951,098 shares of Class A Common Stock issuable upon the exercise of certain outstanding options to purchase Class A Common Stock (the “Affiliate Options”) and vesting of certain restricted stock units for Class A Common Stock held by certain of our affiliates and their affiliated entities (the “Affiliate RSUs” and together with the Affiliate Options, the “Affiliate Equity Stock”) and (iii) 8,900,000 shares of Class A Common Stock issuable upon the exercise of 8,900,000 warrants (the “Private Placement Warrants”) to purchase shares of Class A Common Stock purchased in a private placement in connection with RTPY’s initial public offering of units, consummated on March 18, 2020 (the “RTPY IPO”), and (3) the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 4,029,344 shares of Class A Common Stock beneficially owned by certain of our affiliates (the “Affiliate Class A Stock”), (ii) 6,883,086 shares of Class A Common Stock beneficially owned by Reinvent Sponsor Y LLC (the “Sponsor Stock”), (iii) 100,000,000 shares of Class A Common Stock purchased at Closing by a number of subscribers pursuant to separate PIPE Subscription Agreements (the “PIPE Shares”), (iv) 288,556,375 shares of Class A Common Stock beneficially owned by certain stockholders who have been granted registration rights (the “Registration Rights Shares”) and (v) 8,900,000 Private Placement Warrants purchased by the Sponsor in connection with the RTPY IPO, with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 19, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “AUR,” and the Public Warrants are listed on Nasdaq under the symbol “AUROW.” On January 14, 2022, the last quoted sale price for our Class A Common Stock as reported on Nasdaq was $7.26 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $1.47 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 19, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 19, 2022 (January 12, 2022)

Aurora Innovation, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40216	98-1562265
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1654 Smallman St, Pittsburgh, PA	15222
(Address of principal executive offices)	(Zip code)

(888) 583-9506

(Registrant’s telephone number, including area code)

50 33rd St,

Pittsburgh PA, 15201

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	AUR	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	AUROW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item	5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)	Director Departure;

On January 12, 2022, James Andrew Bagnell provided notice of his decision to resign from the Board of Directors (the “Board”) of Aurora Innovation, Inc. (the “Company”). Mr. Bagnell’s resignation did not result from any disagreement with the Company concerning any matter relating to its operations, policies, or practices, and Mr. Bagnell will continue to serve as the Company’s Chief Scientist.

(d)	Appointment of New Director

On January 13, 2022, Claire Hughes Johnson was appointed to the Board of the Company. Ms. Johnson will serve as a director with a term of office expiring at the Company’s 2024 Annual Meeting of Stockholders.

Ms. Hughes Johnson currently serves as a corporate officer and advisor for the global financial technology company Stripe, where she has spent the last 7 years on the executive team. Ms. Hughes Johnson served as Chief Operating Officer at Stripe from 2014 to 2021, where she helped Stripe grow from under 200 employees to more than 4,000 and from 10s of millions in revenue to billions. At various times, she led business operations, sales, marketing, customer support, risk and all of the people functions, including workplace and real estate. Ms. Hughes Johnson also currently serves on the Board of the renewable energy company Ameresco, and the multi-platform magazine The Atlantic. Prior to joining Stripe, Ms. Hughes Johnson spent ten years at Google, leading various business teams including the launch and operations of Gmail and Google Apps. She was also the Vice President responsible for Adwords mid-market revenue globally, Google Offers sales, product and engineering and the business, operations and product teams of their self-driving car project. Ms. Hughes Johnson earned a bachelor’s degree with honors from Brown University and an MBA from the Yale School of Management. She has previously served on the board of Hallmark Cards, Inc. and is also a trustee and Executive Committee member of Milton Academy.

In accordance with the Company’s Outside Director Compensation Policy (the “Director Compensation Policy”), Ms. Johnson is eligible to participate in the Company’s standard compensation arrangements for non-employee directors which consists of cash and equity compensation for service on the Board. Pursuant to the Director Compensation Policy, Ms. Johnson is entitled to $60,000 in annual cash compensation for service on Board with additional cash compensation payable for committee service. In addition, Ms. Johnson is expected to be granted equity awards consistent with the terms of the Director Compensation Policy.

There are no arrangements or understandings between Ms. Johnson and any other persons pursuant to which Ms. Johnson was appointed a director of the Company, and there are no family relationships between Ms. Johnson and any director or executive officer of the Company.

The Company will enter into its standard form of indemnification agreement with Ms. Johnson, a copy of which is filed as Exhibit 10.11 to the Company’s Form 8-K filed on November 4, 2021. Other than the indemnification agreement, Ms. Johnson has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed.

A copy of the news release issued by the Company on January 18, 2022 announcing Ms. Johnson’s appointment to the Board is attached hereto as Exhibit 99.1.

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Item 7.01	Regulation FD Disclosures

On January 19, 2022, the Company issued a press release announcing milestones on the path to commercial launch for the Aurora Driver, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 (including the exhibit) shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	News release of the Company dated January 18, 2022, announcing the appointment of a new director.

99.2	News release of the Company dated January 19, 2022, announcing milestones towards commercial launch.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 19, 2022

AURORA INNOVATION, INC.

By:	/s/ Chris Urmson
Name: Chris Urmson
Title: Chief Executive Officer

Exhibit 99.1

Claire Hughes Johnson, Stripe Executive, Joins Aurora’s Board of Directors

PITTSBURGH, PA — January 18, 2022 — The self-driving company Aurora (NASDAQ: AUR) today announced the appointment of Claire Hughes Johnson to Aurora’s Board of Directors. Johnson brings more than 15 years of experience in evolving businesses for scale and delivering enterprise-ready products at leading companies including Stripe and Google.

“Claire knows how to build businesses that scale and lead companies looking to challenge the status quo. Her independent and progress-focused mindset will be invaluable as we advance our operations, expand our work with partners and customers, and commercialize the Aurora Driver,” said Aurora CEO and co-founder Chris Urmson.

Johnson currently serves as a corporate officer and advisor for the global financial technology company Stripe, where she has spent the last 7 years on the executive team. Johnson served as Chief Operating Officer at Stripe from 2014 to 2021, where she helped Stripe grow from under 200 employees to more than 6,000 and from 10’s of millions in revenue to billions. At various times, she led business operations, sales, marketing, customer support, risk and all of the people functions, including workplace and real estate. Johnson also currently serves on the Board of the renewable energy company Ameresco, and the multi-platform publication, The Atlantic. Prior to joining Stripe, Johnson spent ten years at Google, leading various business teams including the launch and operations of Gmail and Google Apps. She was also the Vice President responsible for Adwords mid-market revenue globally; Google Offers sales, product, and engineering; and the business, operations, and product teams of their self-driving car project. Johnson earned a bachelor’s degree with honors from Brown University and an MBA from the Yale School of Management. She has previously served on the board of Hallmark Cards, Inc. and is also a trustee and Executive Committee member of Milton Academy.

Aurora’s Board of Directors also consists of Aurora co-founders Chris Urmson and Sterling Anderson, Uber CEO Dara Khosrowshahi, Greylock partner and LinkedIn founder Reid Hoffman, Sequoia Capital’s Carl Eschenbach, Index Ventures’s Mike Volpi, and Sonos CFO Brittany Bagley.

About Aurora

Aurora (Nasdaq: AUR) is delivering the benefits of self-driving technology safely, quickly, and broadly. Founded in 2017 by experts in the self-driving industry, Aurora is revolutionizing transportation – making it safer, increasingly accessible, and more reliable and efficient than ever before. Its flagship product, the Aurora Driver, is a platform that brings together software, hardware, and data services, to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is partnered with industry leaders across the transportation ecosystem including Toyota, Uber, Uber Freight, Volvo, FedEx, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Texas and has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Overview

Aurora Press Kit

Investor Relations:

Stacy Feit

ir@aurora.tech

(323) 610-0847

Media:

Khobi Brooklyn

press@aurora.tech

(415) 699-3657

Exhibit 99.2

Aurora Outlines Product Milestones on Path to Commercial Launch

At the end of Q1 2022, Aurora expects to launch Aurora Driver Beta 2.0 with first test fleet of Aurora Driver-powered Toyota Siennas for ride-hailing and the next generation of Aurora Driver-powered trucks

In Q3 of 2022, Aurora plans to demonstrate fail-safe capabilities, a critical step towards satisfying a core principle of its Safety Case Framework

PITTSBURGH – The self-driving company Aurora (NASDAQ: AUR) is building a product that will save lives, increase access to transportation, and bring much-needed relief and support to supply chains. Aurora’s path to commercial launch is designed to develop the Aurora Driver specifically in conditions that are commercially relevant for its customers. Through early investment in foundational technology and strategic programs that accelerate progress, Aurora is building the industry’s first autonomous trucking and ride-hailing business at scale.

Aurora Driver 2.0: Aurora Expects to Introduce first test fleet of Aurora Driver-powered Toyota Siennas and the next generation of Aurora Driver-powered trucks

The Aurora Driver uniquely features Aurora’s common core of technology which includes hardware, software, infrastructure, and development tools that enable Aurora’s technology to integrate with multiple vehicle types, from a Class 8 truck to a passenger sedan. At the end of

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Q1, the company expects to launch the Aurora Driver Beta 2.0, the next generation of Aurora-Driver-powered trucks. With Aurora’s Common Core, Aurora can leverage those technologies and capabilities to launch the first generation of Aurora’s passenger vehicle fleet – the Aurora Driver-powered Siennas.

Over the next year, quarterly releases will include updates that refine the Aurora Driver’s ability to operate on highways and on surrounding surface streets on both platforms. Each Beta release will represent progress towards a complete, commercially-viable product, increasing the expanse and maturity necessary to deliver a scalable Aurora Driver.

Aurora Measures Technical Progress with Expanse and Maturity

Aurora’s product roadmap is designed to deliver the Aurora Driver at a large commercial scale. With each product release, Aurora will deliver an Aurora Driver that’s incrementally advancing on two axes: Expanse and Maturity. Expanse represents the breadth of capabilities and domains in which the Aurora Driver can operate. For example, training the Aurora Driver to handle different types of construction on highways, then suburban settings, and ultimately, dense urban environments are increased in the Driver’s “expanse.” Maturity represents the degree to which capabilities are ready for commercial deployment and will evolve from development to validation to completion. Maturity will be exemplified through longer durations of commercially-representative, autonomous operation with a Safety Case that supports it.

Aurora Defines Safety with Industry-Leading Safety Case Framework

Aurora believes that building and executing a Safety Case is necessary for any company looking to safely deliver commercial-ready self-driving vehicles without a Vehicle Operator at scale. Aurora’s Safety Case Framework serves as its roadmap for removing Vehicle Operators from Aurora Driver-powered vehicles —not just once or in ways that are unwieldy for customers – but permanently and at scale. As the Aurora Driver matures, Aurora expects to demonstrate an increasingly capable Aurora Driver that can operate safely in commercially-representative settings.

In Q3 of this year, Aurora expects to show that the Aurora Driver can respond to system failures at highway speeds by safely pulling over to the shoulder without Vehicle Operator intervention. This capability is a critical milestone that shows the maturity of the Aurora Driver and Aurora’s progress towards satisfying the Fail-Safe core claim of its Safety Case Framework.

Looking Ahead: Delivering at Scale

Aurora is working toward the launch of its trucking business in late 2023 and its ride-hailing business in late 2024. “The Aurora Driver is an incredible solution to transportation challenges that impact goods shortages and road safety. We are taking a responsible, commercially-focused

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approach to deliver the Aurora Driver, and I expect our progress over the next several quarters to demonstrate this as we advance toward commercialization,” said CEO and Co-Founder Chris Urmson. “Looking out a decade from now, we see tremendous opportunity for the Aurora Driver with the potential for hundreds of thousands of safe and efficient Aurora Driver-powered trucks and cars to be operating across a variety of use cases. We have a clear and measured path to get there and we’re excited to share our progress with the world.”

About Aurora

Aurora (Nasdaq: AUR) is delivering the benefits of self-driving technology safely, quickly, and broadly. Founded in 2017 by experts in the self-driving industry, Aurora is revolutionizing transportation – making it safer, increasingly accessible, and more reliable and efficient than ever before. Its flagship product, the Aurora Driver, is a platform that brings together software, hardware, and data services, to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is partnered with industry leaders across the transportation ecosystem including Toyota, Uber, Volvo, FedEx, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Texas and has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Cautionary Statement Regarding Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the federal securities laws. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited, to those statements around our ability to achieve certain milestones around and commercialize the Aurora Driver on the timeframe we expect or at all. These statements are based on management’s current assumptions and are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. For factors that could cause actual results to differ materially from the forward-looking statements in this press release, please see the risks and uncertainties identified under the heading “Risk Factors” section of the definitive Registration Statement of Aurora Innovation, Inc. (“Aurora) on Form S-1 filed with the SEC on November 12, 2021 and other documents filed by Aurora from time to time with the SEC, which are accessible on the SEC website at www.sec.gov. All forward-looking statements reflect our beliefs and assumptions only as of the date of this press release. Aurora undertakes no obligation to update forward-looking statements to reflect future events or circumstances.

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